Exhibit 97.3

AGEAGLE AERIAL SYSTEMS, INC.

WHISTLEBLOWER POLICY

General

AgEagle Aerial Systems, Inc.’s Code of Ethics (“Code”) requires directors, officers and employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. As employees and representatives of the Company, we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations.

Reporting Responsibility

It is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations in accordance with the Whistleblower Policy.

No Retaliation

No director, officer or employee who in good faith reports a violation of the Code shall suffer harassment, retaliation or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company prior to seeking resolution outside of the Company.

Reporting Violations

The Code addresses the Company’s open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, an employee’s supervisor is in the best position to address an area of concern. However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor’s response, you are encouraged to speak with the Company’s Chief Financial Officer or anyone in management whom you are comfortable approaching. Supervisors and managers are required to report suspected violations of the Code of Conduct to the CFO, who has specific and exclusive responsibility to investigate all reported violations. For suspected fraud, or when you are not satisfied or uncomfortable with following the Company’s open door policy, individuals should contact the CFO directly.

Compliance Officer

The Company’s Chief Financial Officer shall serve as the Compliance Officer, who is charged with the responsibility of investigating and resolving all reported complaints and allegations concerning violations of the Code and, at his discretion, shall advise the Board of Directors.

Accounting and Auditing Matters

The Audit Committee of the Board of Directors shall address all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing. The CFO shall immediately notify the Audit Committee of any such complaint and work with the Committee until the matter is resolved.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of the Code must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Code. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The CFO will notify the sender and acknowledge receipt of the reported violation or suspected violation within five business days. All reports will be promptly investigated, and appropriate corrective action will be taken if warranted by the investigation.

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